ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

Re:	AMARIN CORP PLC\UK
PREC14A filed January 17, 2023
SEC File No. 0-21392

Dear Ms. Chalk:

On behalf of Amarin Corporation plc (“Amarin” or the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced preliminary proxy statement, filed with the Commission on January 17, 2023. Amendment No. 1 reflects revisions to the preliminary proxy statement made in response to the comment letter, dated January 25, 2023, from the staff of the Commission (the “Staff”), as well as certain other updated information.

For reference purposes, the comments contained in the Staff’s letter dated January 25, 2023 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

PREC14A filed January 17, 2023

General Information, page 1

1.

Describe the method by which shareholders can “lodge” their proxies at the offices of the Company’s registrars. For example, clarify if proxies can be transmitted via email or facsimile or whether they must be mailed to the address provided in England.

Response to Comment 1:

The Company acknowledges the Staff’s comment and notes that proxy cards must be delivered by hand or sent by post to the UK office address of Equiniti Limited, the Company’s registrars, which is set out in the proxy statement. The Company has revised its disclosure on page 1 and its Proxy Form to address the Staff’s comment.

Securities and Exchange Commission	- 2 -	January 27, 2023

Background of the Solicitation, page 5

2.

On page 6 of the proxy statement, you state that on August 20, 2022, the NCG Committee recommended to the Board that each of the three Sarissa candidates be interviewed by the rest of the Board. Revise the disclosure in the Background section to explain what happened between that recommendation in August 2022, and the press release by Sarissa in October 2022 announcing it would be commencing the process to requisition a general meeting. For example, explain whether these interviews occurred or explain why not.

Response to Comment 2:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 6 to address the Staff’s comment.

3.	Summarize the points about the Requisition Notice outlined in the January 16, 2023 letter from the Company’s counsel to Sarissa.

Response to Comment 3:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 7-8 to address the Staff’s comment.

Proposal No. 1 - That Per Wold-Olsen be Removed from Office as a Director of the Company with Immediate Effect, page 7

4.	Clarify the difference between voting via a “show of hands” or “on a poll.”

Response to Comment 4:

The Company acknowledges the Staff’s comment. Where voting is done by way of a show of hands, every member present at the meeting (whether in person or by proxy) will have one vote, irrespective of whether he / she holds more than one share. Where voting is done by way of a poll, every member present at the meeting (whether in person or by proxy) will have one vote for every share of which he / she is the holder (which means that the vote reflects the shareholding of the members participating in the meeting when taken on a poll). In practice, at the General Meeting, a poll will be demanded by the chairperson of the meeting (in accordance with the Articles) on all of the resolutions in order to count fully all proxy votes. The Company has clarified its disclosure on pages 9, 10 and 12 to address the Staff’s comment.

Securities and Exchange Commission	- 3 -	January 27, 2023

5.	To the extent that passage of Proposal 1 is a condition to Proposal 3, please disclose here and in the section describing Proposal 3, as well as on the proxy card.

Response to Comment 5:

The Company acknowledges the Staff’s comment. On January 24, 2023, Sarissa’s counsel at Willkie Farr delivered an amended and restated requisition notice dated January 24, 2023 (the “Amended and Restated Requisition Notice”) to Ropes & Gray on behalf of Sarissa. The Company respectfully notes that pursuant to the Amended and Restated Requisition Notice, Sarissa revised the version of Proposal 3 included in the Original Requisition Notice, containing a bundled resolution in respect of Sarissa’s seven nominees, and separated the single proposal into seven discrete proposals. As drafted in the Amended and Restated Requisition Notice and as disclosed in Amendment No. 1, none of Proposals 3 through 9 is conditioned upon the passage of Proposal 1. The Company has revised its disclosure on page 12 and its Proxy Form to address the Staff’s comment.

6.

It appears that the Company’s Articles of Association limit the Board to no more than 15 directors, and the Board is currently comprised on nine individuals. Since Proposal 3 proposes to appoint seven new directors, please explain in your revised disclosure what the Company will do if Proposal 1 fails but Proposal 3 is adopted.

Response to Comment 6:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 12 to address the Staff’s comment taking into account the revisions to Proposal 3 included in the Amended and Restated Requisition Letter.

Proposal 3. Vote Required, page 10

7.	If the Company opposes Proposal 3, explain why it intends to introduce an Authorizing Resolution necessary to the appointment of Sarissa’s director nominees if Sarissa fails to do so.

Response to Comment 7:

The Company acknowledges the Staff’s comment. As described above, the Original Requisition Notice was amended and restated in order to separate former Proposal 3 into seven discrete proposals to elect Sarissa’s nominees, thereby eliminating the need for an Authorizing Resolution.

8.

While we are aware that Rule 14a-19 does not appear to apply to this solicitation, given that the Company is not soliciting on behalf of its own director nominees, shareholders can grant proxy authority to vote for Sarissa’s nominees on the Company’s proxy card. Therefore, please advise shareholders where they can obtain information about Sarissa’s director nominees.

Response to Comment 8:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 11 to address the Staff’s comment.

9.	Clearly disclose how long these directors will serve if they are elected to the Board.

Response to Comment 9:

The Company acknowledges the Staff’s comment. The Articles require that one-third of the Company’s directors for the time being (or if their number is not a multiple of three, the number nearest to but not exceeding one-third) must retire from office at every Annual General Meeting of the Company and can be eligible for re-election. The directors to retire at each Annual General

Securities and Exchange Commission	- 4 -	January 27, 2023

Meeting are any directors who wish to retire and not offer themselves for re-election and then any further directors who have been in office the longest since their last election. If the director in question is re-elected at each Annual General Meeting at which he or she is required to retire, then his or her appointment could be for an unlimited period. In order for a director to be re-elected, the resolution approving the re-election must be passed by a simple majority of shareholders present (whether in person or by proxy) and voting at the meeting. The Company has clarified the directors’ tenure with additional disclosure on page 11 in response to the Staff’s comment.

Form of Proxy, page A-1

10.

While Sarissa has provided a means to vote for each of its nominees individually under Proposal 3 on its proxy card, you have not done so. Please revise, or analyze how presenting Proposal 3 as a single voting option for all Sarissa nominees comports with Rule 14a-4.

Response to Comment 10:

The Company acknowledges the Staff’s comment and respectfully notes that the Company was bound under English law to present the proposals set forth in the Company’s Preliminary Proxy Statement as drafted in the Original Requisition Notice. The Company lacked the authority to alter unilaterally the presentation of Proposal 3 and raised this concern with Sarissa directly. The Amended and Restated Requisition Letter separated former Proposal 3 into seven discrete proposals in compliance with Rule 14a-4. The Company has revised its Proxy Form accordingly.

General

11.

Please provide the disclosure required by Items 7 and 8 of Schedule 14A with respect to Mr. Wold-Olsen, or explain in your response letter why you do not believe these disclosure items are applicable here. See Compliance and Disclosure Interpretation 158.01 under “Proxy Rules and Schedules 14A/14C” at https://www.sec.gov/corpfin/proxy-rules-schedules-14a-14c-cdi.

Response to Comment 11:

The Company acknowledges the Staff’s comment and respectfully submits that the disclosure required by Items 7 and 8 of Schedule 14A are not applicable in this context to Mr. Wold-Olsen or any of the other directors.

Amarin is a public limited company organized under the laws of England and Wales, and the General Meeting, consequently, is subject to the Companies Act in addition to the U.S. federal proxy rules. As described in Amendment No. 1, pursuant to Section 303 of the Companies Act, a holder or a group of holders of 5% or more of Amarin’s Ordinary Shares may force the Company to hold a general meeting of shareholders by submitting a requisition notice to the Company. To the extent such a requisition notice includes specified wording as to the proposals to be considered at a requisitioned general meeting, Amarin is obligated to consider the proposals as drafted in such a requisition notice.

Securities and Exchange Commission	- 5 -	January 27, 2023

Note B to Schedule 14A states that “[w]here any item calls for information with respect to any matter to be acted upon at the meeting, such item need be answered in the registrant’s soliciting material only with respect to proposals to be made by or on behalf of the registrant” (emphasis added). Upon receipt of the Requisition Notice, Amarin was obligated to call the General Meeting solely to consider the proposals made by or on behalf of Sarissa. While Amarin is soliciting votes in respect of Sarissa’s proposals, the Company nevertheless has neither proposed nor solicited votes for any resolutions to elect director nominees of its own. Therefore, in reliance on Note B to Schedule 14A, Amarin has omitted the disclosure required by Items 7 and 8 of Schedule 14A.

12.

Refer to Rule 14a-3(b) in Regulation 14A. Please supplementally provide your analysis as to whether this is a “special meeting in lieu of the annual” meeting within the meaning of this Rule. While we note that directors may be elected at the general meeting, we also note that the Company held its 2022 annual meeting in June 2022.

Response to Comment 12:

The Company acknowledges the Staff’s comment and respectfully submits that the General Meeting is not a “special meeting in lieu of the annual” meeting as described in Rule 14a-3(b) in Regulation 14A. As described above, the General Meeting was requisitioned by a holder of 5% or more of the Company’s Ordinary Shares pursuant to Section 303 of the Companies Act. The Company does not plan to submit any resolutions for shareholders’ consideration at the General Meeting outside of those included in the Amended and Restated Requisition Notice and intends to hold its 2023 annual general meeting of shareholders later this year in the ordinary course.

13.	Revise to provide the disclosure required by Rule 14a-16 regarding the Internet availability of the proxy materials.

Response to Comment 13:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not intend to rely upon Rule 14a-16 to distribute proxy materials electronically as the primary means of delivery.

14.

Disclose how the Company will treat proxy authority to vote for one or all of Sarissa’s nominees if Sarissa abandons the solicitation or a Sarissa nominee otherwise declines to serve. See Item 21(c) of Schedule 14A.

Response to Comment 14:

The Company acknowledges the Staff’s comment and has revised its Proxy Form to address the Staff’s comment.

15.	Revise to provide the disclosure required by Item 23 of Schedule 14A.

Response to Comment 15:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 4 to address the Staff’s comment.

Securities and Exchange Commission	- 6 -	January 27, 2023

16.

We note the following disclosure, which appears twice in the filing: “Consistent with the marketplace rules of the Nasdaq Stock Market, we will seek to ensure that the two shareholders present at the meeting in person or by proxy represent at least one-third of our outstanding shares of voting stock.” Please disclose the consequences of reaching a quorum that is sufficient for English law purposes but falls short of the one-third Nasdaq threshold.

Response to Comment 16:

The Company acknowledges the Staff’s comment. As a matter of English law, the resolutions will only be validly passed at the General Meeting if a quorum is present at the meeting. Under English law and the Articles, a quorum for a general meeting is two shareholders present in person or by proxy (or in the case of a corporation, represented by a duly authorized representative) at the meeting. If a quorum is not present at the General Meeting, no business can be transacted at the meeting and if a quorum is not present within 30 minutes (or such longer period as the chairperson of the meeting shall determine, but not exceeding one hour), the meeting shall be dissolved. If a quorum is present at the General Meeting as a matter of English law, but is insufficient to meet the Nasdaq one-third threshold, the chairperson of the General Meeting will propose an ordinary resolution of the Company to seek consent (which is passed by a simple majority of members present (in person or by proxy) at the General Meeting voting in favor of it) to adjourn the General Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies to establish a quorum meeting the Nasdaq threshold. The Company has revised its disclosure on page 2 and the Proxy Form to address the Staff’s comment.

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Securities and Exchange Commission	- 7 -	January 27, 2023

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call my office at (617) 951-7189.

Very truly yours,

/s/ Bryan Lowrance
Bryan Lowrance

cc:	Jeffrey Katz
Emily Weiss-Cook